Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

BERNARD W. NUSSBAUM

LAWRENCE B. PEDOWITZ

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

KENNETH B. FORREST

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ERIC M. ROTH

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEPHEN G. GELLMAN

STEVEN A. ROSENBLUM

STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

DAVID S. NEILL

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000 GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) OF COUNSEL

DAVID C. BRYAN

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ADAM J. SHAPIRO

NELSON O. FITTS

JEREMY L. GOLDSTEIN

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

WILLIAM T. ALLEN	ERIC S. ROBINSON
PETER C. CANELLOS	PATRICIA A. ROBINSON*
DAVID M. EINHORN	LEONARD M. ROSEN
THEODORE GEWERTZ	MICHAEL W. SCHWARTZ
RICHARD D. KATCHER	ELLIOTT V. STEIN
THEODORE A. LEVINE	WARREN R. STERN
DOUGLAS K. MAYER	PATRICIA A. VLAHAKIS
ROBERT B. MAZUR	J. BRYAN WHITWORTH
PHILIP MINDLIN	AMY R. WOLF
ROBERT M. MORGENTHAU

* ADMITTED IN THE DISTRICT OF COLUMBIA COUNSEL

DAVID M. ADLERSTEIN	PAULA N. GORDON
MICHELE J. ALEXANDER	NANCY B. GREENBAUM
LOUIS J. BARASH	MAURA R. GROSSMAN
DIANNA CHEN	MARK A. KOENIG
ANDREW J.H. CHEUNG	J. AUSTIN LYONS
PAMELA EHRENKRANZ	AMANDA N. PERSAUD
KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER

Direct Dial: (212) 403-1394

Direct Fax: (212) 403-2394

E-Mail: dklam@wlrk.com

September 4, 2012

VIA HAND DELIVERY AND EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	AbbVie Inc.
Amendment No. 1 to Registration Statement on Form 10-12B
Filed August 7, 2012
File No. 001-35565

Dear Mr. Riedler:

On behalf of our client, AbbVie Inc. (the “Company”), which is currently a wholly owned subsidiary of Abbott Laboratories (“Abbott”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated August 16, 2012, with respect to the filing referenced above.

This letter and Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form 10 (File No. 001-35565) (the “Registration Statement”) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 2 marked to indicate changes from the version of the Registration Statement filed on August 7, 2012 (“Amendment No. 1”). Note that updates to the financial statements on pages F-32 through F-46 of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 2 have not been marked.  These pages have instead been replaced entirely with the Company’s unaudited condensed combined financial statements for the six months ended June 30, 2012.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2. All references to page numbers in these responses are to the pages of the Information Statement.

General

1.              Unless otherwise indicated, references to page references and captions in this letter are to the information statement filed as exhibit 99.1.

Response:  The Company acknowledges the Staff’s comment.

EXHIBIT 99.1 Information Statement
Information Statement Summary

2.              We note that in your responses to prior comments 23 and 39, you state that will include the requested information concerning your one-time expenses expected to be incurred in establishing stand-alone functions and the filing of any compensation agreements and plans to be adopted at or prior to the spin-off. Please be advised that we will not be in a position to clear these comments until you have provided this information in a future amendment.

Response:  The Company acknowledges the Staff’s comment.  Information concerning the Company’s one-time expenses expected to be incurred in the future in establishing stand-alone functions will be provided as and when it is available.  The separation expenses incurred during the first six months of 2012 are provided on page 59 of the Information Statement under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

In addition, the exhibit list to the Registration Statement has been updated in response to the Staff’s prior comment 39 to list compensation agreements and plans that the Company expects to adopt at or prior to the spin-off, and the Company will file the listed agreements and plans as and when they are available.

Unaudited Pro Forma Combined Financial Statements
Notes to Unaudited Pro Forma Combined Financial Statements, page 4

3.              We note your revised disclosure in response to prior comment 19.  We may have additional comments once the amounts of the pro forma adjustments are disclosed.

Response:  The Company acknowledges the Staff’s comment.

Management’s  Discussion and Analysis of Financial Condition and Results of Operations
Transition from Abbott and Cost to Operate as an Independent Company, page 58

4.              We note your response to prior comment 22.  Please include examples in this disclosure of the types of back-office or corporate support services you will receive from Abbott under the transition services agreements.

Response:  The Information Statement has been revised on page 57 in response to the Staff’s comment.

Cash Flow, page 62

5.              We note your response to prior comment 24. Please describe how the settlement has adversely affected your working capital for this fiscal year, and estimate the negative impact it will have in future years, if any.

Response: The Information Statement has been revised on pages 60–61 in response to the Staff’s comment.

Business
Manufacturing Capabilities and Operations, page 78

6.              We note your response to prior comment 30. Please expand this disclosure to provide the basis for your statement that you are not substantially dependent on any one of these agreements. For example, if there are alternate suppliers you can utilize without undue disruption of your manufacturing processes, please state this explicitly.

Response:  The Information Statement has been revised on page 76 in response to the Staff’s comment.

Compensation Discussion and Analysis
2011 Compensation Decisions, page 98

7.              We note your response to prior comment 36. Please expand your disclosure to include the actual financial goals in your table on page 99, e.g. “Pharmaceutical Products Adjusted Sales,” “Division Margin Goal” and “HUMIRA Sales” etc., in addition to the achievement levels.

Response:  The Information Statement has been revised on page 97 in response to the Staff’s comment.

Certain Relationships and Related Person Transactions, page 125

8.              We have reviewed your response to prior comment 40.  Although we note that you are seeking to rely on Instruction 7 to Item 404(a) of Regulation S-K for an exemption to the disclosure, we do not believe that this limited exemption supports this interpretation. See pages 164 and 165 of SEC Final Rule Release Nos. 33-8732A and 34-54302A, located at http://sec.gov/rules/final/2006/33-8732a.pdf, which provides that the exemption is limited to circumstances in which a related person receives pro rata dividends or returns on the ownership of equity securities.  Accordingly, please expand your disclosure in this section to provide the information required by Item 404 of Regulation S-K for each of your agreements with Abbott.

Response:  The Information Statement has been revised on pages 123–34 in response to the Staff’s comment so that the disclosure of the agreements previously under “AbbVie’s Relationship with Abbott Following the Distribution” is set forth in the section entitled “Certain Relationships and Related Person Transactions,” and such disclosure has been revised in light of the requirements of Item 404 of Regulation S-K.

AbbVie’s Relationship with Abbott following the Distribution, page 133

9.              We have reviewed your response to prior comment 43. Please expand your disclosure to describe the “certain” assets that are being transferred including the pharmaceuticals products and facilities that are being transferred.

Response:  The Information Statement has been revised on pages 123–24 in response to the Staff’s comment.

10.       On page 135, you disclose that due to the requirements of applicable laws, the need to obtain certain governmental and third-party consents, and other business reasons, the transfer or assignment of certain assets and liabilities to Abbott or AbbVie, as applicable, will be deferred until after the completion of the separation.  Please revise your disclosure to clarify whether the assets and liabilities are those described in the International Commercial Operations Agreements, or whether this applies to other assets and liabilities as well.  If other assets and liabilities are involved, please describe the assets and liabilities to which this applies.

Response:  The Information Statement has been revised on pages 125–26 in response to the Staff’s comment.

11.       We note your response to prior comment 42.  The agreements in question, including the international commercial operations agreement, manufacture and supply agreements, intellectual property license agreements, information technology agreement, trademark license agreement and lease agreements, each appear to be with Abbott, a related party, and necessary to implementing the spin-off successfully. Please file copies of these agreements as exhibits to your amended registration statement.  See Item 601(b)(10)(ii)(A) and (B) of Regulation S-K. In addition, please include all material terms of these agreements, including the material payment terms, duration and termination provisions, in your disclosure on pages 139-141 where you have not done so already.

Response:  The exhibit list to the Registration Statement has been revised to include forms of an international commercial operations agreement, a Luxembourg international commercial operations agreement, finished goods supply agreements, contract manufacturing agreements, packaging agreements, an information technology agreement, a patent license agreement and an inventory trademark license agreement. In addition, the Information Statement has been revised on pages 129–33 in response to the Staff’s comment.

The Company respectfully submits that the lease agreements between the Company and Abbott are not required to be filed pursuant to Item 601(b)(10)(ii)(A) or (B).  In making this determination, the Company considered the terms of the lease agreements and the Company’s intended use for the leased space.  The Company does not believe that any of the lease agreements are necessary to successfully implement the separation of the Company and Abbott or that any of the lease agreements are material, individually or in the aggregate, to the Company.

Description of Material Indebtedness, page 145

12.       We note your response to prior comment 46. Please state the name(s) of the lender(s) for both the revolving credit facility and the bridge loan facility and the term of the revolving credit agreement.

Response:  The Information Statement has been revised on page 145 in response to the Staff’s comment.

Audited Combined Financial Statements, page F-1

13.       Please provide updated financial statements and financial information throughout the filing as required by Rule 3-12 of Regulation S-X.

Response:  The Company has updated the financial statements and financial information throughout the Information Statement in accordance with Rule 3-12 of Regulation S-X.  Updates to the financial statements on pages F-32 through F-46 have not been marked.  These pages have instead been replaced entirely with the Company’s unaudited condensed combined financial statements for the six months ended June 30, 2012.

Note 6 –  Post Employment Benefits, page F-16

14.       We note in your response to prior comment 48 that your non-U.S. plans are unfunded.  Please revise your filing to disclose this information.

Response:  The Information Statement has been revised on page F-19 in response to the Staff’s comment.

Exhibit 2.1

15.      Please file a complete copy of this agreement, including the information currently omitted from Sections 1.01, 2.08, 2.15, 3.02 and 3.05.

Response:  The Company will file a complete copy of the separation agreement that includes the omitted information listed above when such omitted information is available.

16.       We note that you have not filed various schedules to this agreement that are listed on page iv of the agreement. Please supplementally provide us with a copy of these schedules and provide us with an analysis that supports your belief that these schedules do not contain information that is material to an investment decision which has not been disclosed in this filing.

Response:   The Company is in the process of preparing the schedules to the separation agreement and will supplementally provide the Staff with a copy of the schedules once they have been finalized.  As described above in response to comment 9, the Company has amended its disclosure on pages 123–24 to specify the products that are, collectively, material to AbbVie, and the facilities that will be transferred to AbbVie. The specific products disclosed on pages 123–24 represented approximately 95% of AbbVie’s 2011 revenues. The Company does not expect any of the remaining products to be transferred to be material to AbbVie’s sales or results of operations following the distribution. The Company respectfully submits that, with such amended disclosure, the schedules to the separation agreement will not contain any information that is material to an investment decision that is not already disclosed in the Information Statement.

*          *          *

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1394 or Karessa L. Cain at (212) 403-1128.

Very truly yours,

/s/ David K. Lam
David K. Lam

Enclosures

cc:	Richard A. Gonzalez, Chairman of the Board and Chief Executive Officer (AbbVie Inc.)
Laura J. Schumacher, EVP, General Counsel and Secretary (Abbott Laboratories)